Exhibit 99.1

Kaspi.kz Responds to Investor Questions

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants. We are proud of the business we have built, which we are continuing to grow by serving consumers and businesses across Kazakhstan.

Here are some important facts we think you should know about our business and our robust efforts to ensure local and international regulatory compliance.

We generate 99.6% of our revenue from Kazakhstan

As disclosed in our US IPO prospectus and in our 20F, 99.6% of our 2023 revenue was generated in Kazakhstan. The rest of our revenue was generated from our operations in Azerbaijan and Ukraine. The below table from our recent 20F details our revenue by geographic market:

	For the year ended December 31
	2022	2023	2023
	(in ₸ million) (in $ million)
Kazakhstan	1,264,040	1,905,093	4,191
Azerbaijan	2,726	3,742	8
Ukraine	3,826	4,655	10
Total revenue	1,270,592	1,913,490	4,210

We have comprehensive policies and procedures designed to avoid working with any consumers or companies that appear on international sanctions lists

Our subsidiary Kaspi Bank is one of the largest and systematically important financial institutions in Kazakhstan and it operates under the strict supervision and regulations set by the National Bank of Kazakhstan, the Agency for Regulation and Development of Financial Markets and the Financial Monitoring Agency of the Republic of Kazakhstan.

Kaspi.kz consumers and merchants must complete our “know your customer” (KYC) process. When opening an account, we biometrically identify a consumer. Consumers must provide their full name, date of birth, address, passport, Kazakh tax ID and Kazakh mobile phone number.

Foreign citizens can open accounts with us only after going through the same KYC processes mentioned above, which include having a Kazakh Tax ID and Kazakh mobile phone number among other requirements.

Our policy is to not admit any customer or work with any counterparty that appears on international sanction lists. Checks are performed regardless of residency.

Our policy is not to work with sanctioned banks

We have international correspondent bank accounts with leading financial institutions, including The Bank of New York Mellon (USA), Citi Bank (USA), Societe Generale (France), Landesbank Baden-Wuerttemberg (Germany), Commerzbank AG (Germany) Raiffeisen Bank International AG (Austria) and Raiffeisen Bank (Russia).

Raiffeisen Bank Russia is a fully owned subsidiary of Raiffeisen International, one of Austria’s largest banks. The bank is under the direct supervision of the European Central Bank and is not subject to any sanctions, either at the group level or at the Russian subsidiary level.

We believe we are in compliance with applicable laws and are not aware of any anti-money laundering investigations against Kaspi.kz

Kaspi Bank is a fully licensed bank and is highly regulated under Kazakhstan’s Anti-Money Laundering Law by various agencies, including the Financial Monitoring Agency of the Republic of Kazakhstan and the Agency for Regulation and Development of Financial Markets.

Under Kazakhstan’s Anti-Money Laundering Law, we must immediately report suspicious transactions to the Financial Monitoring Agency of the Republic of Kazakhstan, which has the authority to order suspension of suspicious transactions before such transaction has been processed.

Only 2.8% of our customer account balances come from non-residents of Kazakhstan1

As of 2Q2024 only 2.8%1 of our total customer accounts were held by non-residents.

Only 4.5%1 of our total customer accounts growth has come from non-residents between the start of 2022 and end of the first half 2024.

Non-residents are all foreign nationals without a Kazakh permanent residence permit.

Only 0.3% of our Marketplace GMV comes from purchases by non-residents

Merchants connected to our marketplace must have a legally registered business entity in Kazakhstan. Our ability to identify consumers and merchants distinguishes us from most major marketplace businesses around the world. Both a consumer and a merchant have bank accounts with us. When a marketplace transaction happens the flow of money is from a consumer’s bank account with us to a merchant’s bank account with us.

During the first half of 2024, only 0.3% of our Marketplace Gross Merchandise Value (GMV) came from purchases by non-residents. We deliver orders only within Kazakhstan.

In 2023, our classifieds business in Azerbaijan generated KZT3,742 million in revenue. We acquired the business for around KZT11,988 million

1Source:Kaspi Bank statutory accounts report (700-H) disclosed on Kazakhstan Stock Exchange (KASE)

Our acquisition of leading classified platforms in Azerbaijan was made in 2019, 5 years ago. The transaction price of KZT11,988 million was disclosed in our audited financial statements and other disclosures.

In our 20F we disclose revenue from Azerbaijan, all of which comes from classifieds. In 2023 we generated KZT3,742 million revenues in Azerbaijan, representing a CAGR of 46% between 2020 and 2023.

Kaspi.kz acquired Portmone from Europe Virgin Fund whose LPs included the European Bank for Reconstruction and Development

We acquired Portmone Group in October 2021 from its management and 4i Capital Partners’ Europe Virgin Fund. Investors in this fund included such governmental financial institutions as the European Bank for Reconstruction and Development (EBRD), the Swiss Investment Fund for Emerging Markets and the Black Sea Trade and Development Bank.

In our 20F we disclose revenue from Ukraine, all of which comes from Portmone. Portmone, which operates under payments licenses from the Ukrainian regulator, remains a platform for Kaspi.kz’s potential future growth in Ukraine.

We acquired 90.01% in Magnum e-Grocery for a commitment to invest KZT 70,000 million into the company

As disclosed in our prospectus and 20F, in February 2023 we acquired a 90.01% share in Magnum E-Commerce Kazakhstan, which became the foundation for our e-Grocery business. Our investment was in the form a commitment to invest KZT 70,000 million into e-Grocery’s share capital over a three-year period to fund the company’s development and dark store expansion.

The remaining 9.99% of e-Grocery is owned by Magnum Cash&Carry, one of the largest food retail chain in Kazakhstan. As discussed in our disclosures, Mr. Vyacheslav Kim is the beneficial owner of a controlling stake in Magnum Cash&Carry.

e-Grocery is now Kazakhstan’s major online grocery retailer. As disclosed in our public filings, during the first half of 2024 GMV was up 111% year-over-year to around KZT56,900 million and consumers reached 639 thousand.

Mrs. Yulia Kim is leading our e-grocery operations and is the driving force behind its success alongside the rest of our team. She is not the daughter and has no family relationship to Mr. Vyacheslav Kim.

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants.

The Kaspi.kz Super App is Kazakhstan’s most popular mobile app, with 14 million MAU in 2023, 9.1 million of whom access our services daily. The Kaspi Pay Super App is the digital partner of choice for businesses and entrepreneurs in Kazakhstan, with 581K merchant partners in 2023.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact, using our proprietary payments network.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

Kaspi.kz has been listed on NASDAQ since 2024.

For further information

david.ferguson@kaspi.kz +44 7427 751 275

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability of the e-Grocery operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; evolving nature of Kazakhstan’s legislative and regulatory framework; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and risks related to other factors discussed under “Risk Factors” in the final prospectus relating to our initial public offering filed with the U.S. Securities and Exchange Commission on 19 January 2024.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.